Citigroup Inc.
Pricing Sheet No. 2013—CMTNH0062 dated March 28, 2013 relating to
Preliminary Pricing Supplement No. 2013—CMTNH0062 dated March 14, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

1,702,000 Trigger PLUS Based on the Common Stock of Apple Inc. Due April 2, 2015
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS — MARCH 28, 2013
Shares:	Shares of common stock of Apple Inc. (the “underlying share issuer”)
Aggregate principal amount:	$17,020,000
Stated principal amount:	$10 per security
Pricing date:	March 28, 2013
Issue date:	April 3, 2013
Valuation date:	March 30, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	April 2, 2015
Payment at maturity:
For each $10 security you hold at maturity:
  ▪   If the final share price is greater than or equal to the initial share price:
$10 + the leveraged return amount, subject to the maximum return at maturity
  ▪   If the final share price is less than the initial share price but greater than or equal to the trigger price:
$10
  ▪   If the final share price is less than the trigger price:
$10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $8.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	$442.63, the closing price of the shares on the pricing date
Final share price:	The closing price of the shares on the valuation date
Leveraged return amount:	$10 × share percent increase × leverage factor
Share percent increase:	(final share price – initial share price) / initial share price
Leverage factor:	200%
Maximum return at maturity:	50.75%. Because of the maximum return at maturity, the payment at maturity will not exceed $15.075 per security.
Share performance factor:	final share price / initial share price
Trigger price:	$354.104, 80% of the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095761 / US1730957610
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$17,020,000	$382,950	$16,637,050
(1) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related pricing supplement. In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement described in this offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated March 14, 2013
Product Supplement No. EA-02-02 dated December 27, 2012	Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. Apple Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.